January 26, 2026

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Live Oak Financial LLC

Offering Statement on Form 1-A (File No. 024-12639)

Request for Withdrawal Pursuant to Rule 259

To the Commission:

Live Oak Financial LLC (the “Company”) hereby respectfully requests, pursuant to Rule 259 under Regulation A of the Securities Act of 1933, as amended, the Commission’s consent to the withdrawal of the Company’s Offering Statement on Form 1-A (File No. 024-12639) and all amendments thereto (the “Offering Statement”).

The Company confirms that the Offering Statement has not been qualified and that no securities have been sold in connection with the offering.

The Company is requesting withdrawal to evaluate whether Regulation A is the appropriate path forward for the contemplated offering.

If you have any questions regarding this request, please contact the undersigned.

Sincerely,

Live Oak Financial LLC

By: /s/ Erik Randall

Erik Randall

Managing Member